Bill Twist

President, The Pachamama Alliance
California



Bill Twist is a co-founder of The Pachamama Alliance (TPA) and its President since TPA's inception in 1996. TPA is a non-profit organization based in San Francisco, USA, that works on rainforest preservation and indigenous rights in the western Amazon basin and also on global social transformation. TPA is the creator of the Awakening the Dreamer Symposium and the UP to US Initiative, both global efforts to bring about a socially just, environmentally sustainable, spiritually fulfilled human presence on this planet.

Bill has also been active in international efforts to build a Rights of Nature movement and currently serves on the steering council of the Global Alliance for the Rights of Nature.

Bill has a background in business, having worked in management consulting and later in the financial services and investment banking fields from 1969 until 1995. Bill has a Bachelor's degree in engineering from Stanford University and a Master's degree in business administration from Northwestern University.

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